Keefe, Bruyette & Woods

November 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:         SSB Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-220403

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join SSB Bancorp, Inc. (the "Company") in requesting that the effectiveness of the Company's above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective Monday, November 13, 2017, at 11:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:          /s/ Robin Suskind
Name: Robin Suskind
Title:  Managing Director

cc: Erin E. Martin, Securities and Exchange Commission